767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

January 13, 2022

VIA EDGAR TRANSMISSION

Suying Li

Rufus Decker
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:	Dun & Bradstreet Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2020 Filed February 25, 2021 File No. 001-39361

Dear Ms. Li and Mr. Decker:

Dun & Bradstreet Holdings, Inc., a Delaware corporation (the “Company”), is in receipt of the comments of the staff of the Securities and Exchange Commission communicated in its letter addressed to the Company, dated December 22, 2021 (the “Comment Letter”). This letter confirms my conversations with Ms. Li on January 12, 2022 that the Company intends to file a response to the Comment Letter on or about January 19, 2022.

If you have any questions regarding this letter, please contact me at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch, Esq.
Weil, Gotshal & Manges LLP

cc:	Bryan Hipsher
Chief Financial Officer
Dun & Bradstreet Holdings, Inc.